Exhibit 99.2

Kadimastem Ltd.

Financial Statements as of December 31, 2024

Kost Forer Gabbay & Kasierer	Tel.: +972-3-6232525
144A Derech Menachem Begin	Fax: +972-3-5622555
Tel Aviv 6492102	ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Kadimastem Ltd.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Kadimastem Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of profit or loss and other comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company has suffered recurring losses and negative cash flows from operations and has a deficiency in equity, an accumulated deficit and a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kost Forer Gabbay & Kasierer

A member of Ernst & Young Global

We have served as the Company’s auditor since 2008.
Tel-Aviv, Israel

June 5, 2025

Kadimastem Ltd.
STATEMENTS OF FINANCIAL POSITION

		December 31,
	Note	2024	2023
		USD in thousands
CURRENT ASSETS
Cash and cash equivalents	4	650	1,146
Accounts receivable	5	130	451
Total current assets		780	1,597

NON-CURRENT ASSETS
Pledged cash		—	170
Right of use assets	6	—	312
Property and equipment	7	123	228
Total non-current assets		123	710
Total assets		903	2,307

CURRENT LIABILITIES
Loan from bank	9a	293	301
Loans from interested parties	9b	860	852
Trade payables	10	568	532
Accounts payable	11	605	226
Convertible loan	15	1,512	230 **
Conversion component of convertible loan and warrants	15	5,061	1,002 **
Current maturities of lease liabilities		*	361
Total current liabilities		8,899	3,504

NON-CURRENT LIABILITIES
Employee benefit liabilities	14	—	5
Total non-current liabilities		—	5
Total liabilities		8,899	3,509

EQUITY	18
Share capital		1,238	1,238
Share premium		62,560	62,286
Warrants		1,273	1,273
Reserve from share-based payment transactions	19	452	518
Reserve from transactions with controlling shareholders		4,105	3,830
Foreign currency translation reserve		(1,094)	(1,002)
Accumulated deficit		(76,530)	(69,345)

Total equity		(7,996)	(1,202)

		903	2,307

*	Less than United States Dollars (“USD”) $1 thousand.
**	Reclassification see Note 2H.

June 5, 2025	/s/ Ronen Twito	/s/ Liora Oren	/s/ Uri Ben Or
Date of approval of the financial statements	Ronen Twito CEO and Executive Chairman of BOD	Liora Oren Director	Uri Ben Or CFO

The accompanying Notes are an integral part of the financial statements.

KADIMASTEM LTD.
Statements of Profit or Loss and Other Comprehensive Loss

		Year ended December 31,
	Note	2024	2023	2022
		USD in thousands (except per share data)
Research and development expenses	20a	992	1,608	4,490
Marketing expenses	20b	—	81	264
General and administrative expenses	20c	793	1,303	1,800
Other expenses (expenses for merger with NLS)		269	—	—
Operating loss		2,054	2,992	6,554
Financing income	20d	(6)	(36)	(22)
Financing expenses related to the conversion component and options of shareholders convertible loans and shareholder loans.	20d	5,044	239	200
Other financing expenses		93	114	83
Net financing expenses		5,131	317	261
Loss before taxes on income		7,185	3,309	6,815
Tax benefit	16	(7)	(54)	(50)
Total Loss		7,178	3,255	6,765

Other comprehensive income (loss) net of tax effect:
Amounts that will not be subsequently reclassified to profit or loss:
Actuarial gain (loss) from remeasurement regarding defined benefit plans	14	(7)	(10)	100
Adjustments arising from translating financial statements from functional currency to presentation currency		(92)	(98)	(450)
Total other comprehensive income (loss)		(99)	(108)	(350)
Total comprehensive loss		7,277	3,363	7,115
Basic and diluted loss per share (in USD)	21	1.71	0.78 *	1.9 *

*	Adjusted retroactively due to the rights issue and due to Reverse share split. See Notes 18I and 18K.

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2024		1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)
Loss		—	—	—	—	—	—	(7,178)	(7,178)
Total other comprehensive (loss)		—	—	—	—	—	(92)	(7)	(99)
Total comprehensive loss		—	—	—	—	—	(92)	(7,185)	(7,277)
Expiration of departed employees’ options		—	274	—	(274)	—	—	—	—
Shareholder transactions, net	9c,22b	—	—	—	—	275	—	—	275
Cost of share-based payment		—	—	—	208	—	—	—	208
Balance as of December 31, 2024		1,238	62,560	1,273	452	4,105	(1,094)	(76,530)	(7,996)

	Note	Share capital	Share premium	Warrants	Reserve from share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2023		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93
Loss		—	—	—	—	—	—	(3,255)	(3,255)
Total other comprehensive income (loss)		—	—	—	—	—	(98)	(10)	(108)
Total comprehensive loss		—	—	—	—	—	(98)	(3,265)	(3,363)
Issue of shares, net	18j	157	1,450	—	—	—		—	1,607
Expiration of departed employees’ options		—	995	—	(995)	—		—	—
Expiration of warrants		—	1,473	(1,473)	—	—		—	—
Shareholder transactions, net	9c,22b	—	—	—	—	312		—	312
Cost of share-based payment		—	—	—	149	—		—	149
Balance as of December 31, 2023		1,238	62,286	1,273	518	3,830	(1,002)	(69,345)	(1,202)

KADIMASTEM LTD.
STATEMENTS OF CHANGES IN EQUITY — (Continued)

	Note	Share capital	Premium on shares	Warrants	Reserve due to share-based payment transactions	Reserve from transactions with controlling shareholders	Foreign currency translation reserve	Accumulated deficit	Total equity
		USD in thousands
Balance as of January 1, 2022		999	56,519	2,815	1,273	3,208	(454)	(59,415)	4,945
Loss		—	—	—	—	—		(6,765)	(6,765)
Total other comprehensive income (loss)		—	—	—	—	—	(450)	100	(350)
Total comprehensive loss		—	—	—	—	—	(450)	(6,665)	(7,115)

Issue of share capital and warrants, net	18j	82	1,705	(69)	—	—	—	—	1,718
Expiration of departed employees’ options		—	144	—	(144)	—	—	—	—
Shareholder transactions, net		—	—	—	—	310	—	—	310
Cost of share-based payment		—	—	—	235	—	—	—	235
Balance as of December 31, 2022		1,081	58,368	2,746	1,364	3,518	(904)	(66,080)	93

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.
STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Cash flows from operating activities
Loss	(7,178)	(3,255)	(6,765)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	413	620	578
Gain from sale of property and equipment	—	(34)	—
Financing expenses, net	5,131	317	261
Tax benefit	(7)	(54)	(50)
Theoretical wages to an interested party	130	130	143
Cost of share-based payment	208	149	235
Change in employee benefit liabilities, net	(5)	(13)	1
	5,870	1,115	1,168
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	321	(165)	(102)
Increase (decrease) in trade payables	36	(478)	151
Increase (decrease) in deferred grants	—	—	(118)
Increase (decrease) in accounts payable	379	(123)	(226)
	736	(766)	(295)
Cash paid during the year for:
Interest paid	(133)	(90)	(68)
Net cash used in operating activities	(705)	(2,996)	(5,960)

Cash flows from investing activities
Proceeds from sale of property and equipment	—	109	—
Purchase of property and equipment	(6)	(6)	(191)
Change in pledged cash	167	(12)	(5)
Net cash provided by (used in) investing activities	161	91	(196)

Cash flows from financing activities
Repayment of lease liability	(361)	(448)	(521)
Issue of share capital and warrants (net of issue expenses)	—	1,607	485
Exercise of warrants	—	—	1,146
Receipt of a convertible loan from shareholders	450	1,242	—
Net cash provided by financing activities	89	2,401	1,110
Exchange rate differences on balances of cash and cash equivalents	(41)	(166)	(634)
Decrease in cash and cash equivalents	(496)	(670)	(5,680)
Cash and cash equivalents at the beginning of the year	1,146	1,816	7,490
Cash and cash equivalents at the end of the year	650	1,146	1,810

Material non-cash transactions
Right-of-use asset recognized with corresponding lease liability	—	—	842

The attached Notes constitute an integral part of the financial statements.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 1: — General

A.	General description of the company and its activity:

Kadimastem Ltd. (hereinafter, the “Company”) was incorporated in Israel on October 6, 2008, and began its business activities on August 27, 2009. On June 6, 2013, the Company completed a public offering of its shares on the Tel Aviv Stock Exchange (“TASE”). The Company’s offices are located in Ness Ziona, Israel. The Company is engaged in the development of drugs for the treatment of terminal muscular dystrophy (also known as ALS) and diabetes in the field of regenerative medicine.

B.	As of December 31, 2024, the Company’s capital deficiency, accumulated deficit, and negative working capital amounted to USD $7,996 thousand, USD $76,530 thousand, and USD $8,119 thousand, respectively. Additionally, for the year ended December 31, 2024, the Company incurred a loss of USD $7,178 thousand and had negative cash flows from operating activities amounting to USD $705 thousand.

The Company’s ability to continue its operations depends on raising resources to finance its operations. The Company is involved in raising funds by arranging private placements to investors in Israel and abroad, raising funds on the TASE, and issuing rights to its current shareholders. At present, there is no certainty as to the Company’s ability to generate income or raise additional capital in the future, if at all.

These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments regarding the carrying amounts of the assets and liabilities and their classification should the Company not continue to operate as a going concern. Such adjustment could be material.

C.	The effects of the Swords of Iron War:

The “Swords of Iron” War (hereinafter, the “War”) broke out in the State of Israel in October 2023. The continued War has led to a slowdown in business activity in the Israeli economy due to, among other things, factories in the south and north of the country being closed, infrastructure damage, the recruitment of reserve personnel for an unknown period of time, and the disruption of economic activity in Israel. The War’s continuation may have far-reaching consequences for many industries and different geographical areas of the country.

The potential fluctuations in commodity prices, foreign exchange rates, availability of materials, availability of manpower, local services, and access to local resources may affect entities that mostly operate with or in Israel.

Since this event is characterized by high uncertainty, and as of the date hereof, the duration and intensity of its impact on the economy in the medium and long term is unascertainable, the Company does not have the ability to assess the full impact of the above on the scope of its business and its operating results.

NOTE 2: — ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

A.	Basis of presentation of the financial statements

The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

B.	Functional currency, presentation currency, and foreign currency

The functional currency of the Company is the New Israel Shekel (“NIS”), which represents the primary economic environment in which the Company operates. The presentation currency of the financial statements is USD.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

The financial statements are presented in USD since the Company believes that financial statements in USD provide more relevant information to the investors and users of the financial statements, who are located primarily in the US.

Assets and liabilities are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss). Capital transactions in shareholders’ equity are translated using historical rates of exchange.

C.	Government grants

Government grants are recognized when there is a reasonable assurance that the grants would be received and that the Company would meet all the conditions for receiving the grant.

Government grants from the Israel Innovation Authority (“IIA”) are recognized as a liability at the time of their receipt if there is a reasonable assurance that the research activity would result in sales that would entitle the State to royalties.

The Company does not anticipate revenues in the foreseeable future, and therefore, it does not recognize a liability component, and the grant is recorded under profit and loss as an offset from the Company’s research and development expenses.

For each reporting date, the Company makes an assessment of the expected grant to be received in the subsequent period, for the reporting period, and accordingly, records a provision in the books for income receivable.

D.	Taxes on income

Current or deferred taxes are recognized in profit or loss, except if they refer to items that are recognized in other comprehensive income or in equity.

Deferred taxes

Deferred taxes are calculated with respect to the temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes.

Deferred taxes are calculated according to the tax rate that is expected to apply when the asset is realized or the liability is settled, based on the tax laws that have been enacted or substantively enacted by the reporting date.

The Company recognizes deferred tax assets up to the amount of the liability for deferred taxes due to the uncertainty as to utilization of losses in the foreseeable future.

E.	Leases

The Company treats a contract as a lease when, in accordance with the terms of the contract, the right to control an identified asset is transferred for a period of time in exchange for a consideration.

1.	The Company as the lessee

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases with a term up to 12 months and leases for which the underlying asset has a lesser value. For these excluded leases, the Company has elected to recognize these lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components, such as management and maintenance services, included in a single contract.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

At the commencement date, a lease liability includes all lease payments (these payments do not include variable lease payments) that have not yet been paid, discounted at the interest rate implicit in the lease when it can be determined readily or according to the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest method.

The right-of-use asset at the commencement date is recognized in the amount equal to the lease liability, plus lease payments paid on or before the commencement date and any transaction costs incurred. The right-of-use asset is measured through applying the cost model and depreciated over its useful life or the term of the lease, whichever is shorter.

Below are data regarding the number of years of depreciation of the relevant right-of-use assets by class of underlying asset:

Years
Offices	3
Vehicles	3
Equipment	3

Where there are indications of impairment, the Company assesses the impairment of the right-of-use asset in accordance with the provisions of IAS 36.

2.	Index-linked lease payments

At the commencement date of the lease, the Company uses the applicable index rate on the commencement date for the purpose of calculating future lease payments.

In transactions in which the Company is a lessee, changes in the total future lease payments as a result of a change in the index are discounted (with no change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset only when there is a change in the cash flows that results from a change in the index (that is, at the time in which the adjustment to the lease payments comes into effect).

3.	Lease extension and termination options

A non-cancellable lease term includes both the periods that are covered by an option to extend the lease, when it is reasonably certain that the option will be exercised, and the periods that are covered by an option to terminate the lease, when it is reasonably certain that the termination option will not be exercised.

In the event that there is a change in the likelihood of exercising an extension option or the expected non-exercise of the lease termination option, the Company remeasures the outstanding lease liability in accordance with the updated lease period, according to the updated discount rate on the day of the change in the likelihood, and the total change is credited to the balance of the right-of-use asset until it is zeroed and then, to profit or loss.

In each reporting period, the Company’s management examines the likelihood of exercising an extension option and updates the aforementioned leases’ amortization schedules accordingly.

According to the Company’s assessment, no extension option will be exercised.

4.	Subleases

In transactions where the Company leases an underlying asset (the “primary lease”) and subsequently subleases such underlying asset to a third party (the “sublease”), the Company assesses whether all the risks and rewards associated with ownership of the right-of-use asset have been transferred. This assessment includes, inter alia, an evaluation of the sublease term relative to the useful life of the right-of-use asset arising from the primary lease.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

If all the risks and rewards of ownership of the right-of-use asset have been substantially transferred, the sublease is classified as a finance lease, otherwise it is classified as an operating lease.

In the sublease entered into during the year, the risks and rewards were not transferred to the third party, therefore the accounting treatment was a reduction of lease expenses rather than classification as a financing lease.

F.	Property and equipment

Property and equipment are presented at cost, including direct purchase costs, and less accumulated depreciation and accumulated impairment losses, and do not include current maintenance expenses.

Depreciation is calculated at equal annual rates based on the straight-line method throughout the asset’s useful life, as follows:

	%	Mainly %
Laboratory equipment and clean room	15
Office furniture and equipment	8 – 15	15
Computers and peripheral equipment	33
Leasehold improvements	See below

Leasehold improvements are depreciated using the straight-line method over the lease period, or according to the estimated life of the improvement, whichever is shorter.

The useful life, the depreciation method, and the residual value of each asset are examined, at a minimum, per year end, and any changes are treated as a change in accounting estimate prospectively. The depreciation of assets ceases on the date on which the asset is classified as an asset held for sale or the date on which the asset is derecognized, whichever is earlier.

The Company depreciates the fixed assets according to its economic life.

G.	Issuance of a unit of securities

In an issuance of a unit of securities, the proceeds received (before the issuance expenses) are allocated to the securities issued in the unit in accordance with this order of allocation: financial derivatives and other financial instruments that are presented at fair value in each period. The fair value is then determined for financial liabilities that are measured at amortized cost, and the consideration allocated for equity instruments is determined as the residual value. The issuance costs are allocated to each component on a pro rata basis, according to the amounts determined for each component of the unit.

H.	Change in accounting policy — first-time implementation of new financial reporting standards and amendments to accounting standards

1.	Amendment to IAS 1, Presentation of financial statements

In January 2020, the IASB published an amendment to International Accounting Standards (“IAS”) 1, Presentation of Financial Statements (“IAS 1”), regarding the requirements for classifying liabilities as current or non-current (hereinafter, the “Original Amendment”). In October 2022, the IASB published a subsequent amendment to amend the Original Amendment (hereinafter, the “Subsequent Amendment”).

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2: — ACCOUNTING POLICIES (cont.)

The Subsequent Amendment stated that:

●	Only financial covenants that an entity must meet before or at the end of the reporting period would affect the classification of that liability as a current liability or a non-current liability.

●	For liabilities for which compliance with the financial covenant is examined within 12 consecutive months of the reporting date, a disclosure must be made in a way that would allow the users of the financial statements to assess the risks related to that liability. That is, the Subsequent Amendment states that a disclosure must be made with regard to the carrying amount of the liability, information on the financial covenants, and any facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity will have difficulty in complying with the financial covenants.

The Original Amendment stated that the right to convert a liability would affect the entire liability’s classification as a current or a non-current liability, except if the conversion component is equity-based.

The Original Amendment and the Subsequent Amendment were applied retroactively as of the annual periods commencing January 1, 2024.

The Company has a loan (see Note 15) that is immediately convertible into ordinary shares of the Company, with the conversion component classified in the financial statements as a financial liability. As a result of the aforementioned amendments, the liability related to the convertible loan and the liability related to the conversion component and options, amounting to USD $230 thousand and USD $1,002 thousand, respectively, as of December 31, 2023, were reclassified from non-current liabilities to current liabilities.

I.	Disclosure of New IFRS Standards prior to their implementation.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (the “New Standard”), which replaces IAS 1, Presentation of Financial Statements (hereinafter: IAS 1).

The objective of the New Standard is to enhance comparability and transparency in financial statements.

The New Standard incorporates existing requirements from IAS 1 and introduces new requirements for the presentation in the statement of profit or loss. These include the presentation of totals and subtotals according to the new standard, disclosures of management-defined performance measures, and new requirements for the aggregation and disaggregation of financial information.

The New Standard does not change the recognition or measurement of items in the financial statements. However, as items in the statement of profit or loss will be required to be classified into one of five categories (operating, investing, financing, income taxes, and discontinued operations), it may impact the entity’s reported operating profit. Moreover, the issuance of the New Standard led to limited-scope amendments to other standards, including IAS 7, Statement of Cash Flows and IAS 34, Interim Financial Reporting.

The New Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2027. Early adoption is permitted in accordance with the decision of the Israeli Securities Authority, subject to disclosure for annual periods commencing on or after January 1, 2025.

The Company is evaluating the impact on the financial statements of the New Standard, including the impact of the amendments to other accounting standards resulting from the New Standard.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3: — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS USED IN PREPARING THE FINANCIAL STATEMENTS

In the process of implementing the accounting policies in the financial statements, the Company has made the following judgments, which have a material impact on the amounts recognized in the financial statements:

A.	Judgments

Discount rate for lease liability

The Company cannot readily determine the interest rate implicit in the lease, and therefore, for the purpose of calculating the lease liability, it uses the Company’s incremental borrowing rate. The Company conducted an assessment to determine the suitable nominal interest rate for the discounting of the lease contracts, in accordance with the Company’s financial risk, the lease contract term, and other economic variables.

The weighted average incremental interest rate used to discount the future lease payments when calculating the outstanding lease liability at the time of the standard’s first-time implementation is 20%.

Calculation of the value of the conversion component and options of the convertible loan

The Company has received a convertible loan from several shareholders, and the loan agreement includes warrants that would be granted to the lenders under certain conditions. Due to the complexity of the terms of the loan agreement, which includes an embedded conversion component and a right to receive warrants upon certain conditions, the attribution of the consideration received between the components of the agreement upon initial recognition requires judgement and the use of various option pricing models. (See Note 15).

Shareholder transactions

The Company received a short-term loan from one of its shareholders at non-market terms. The Company accounts for these transactions as transactions that include a contribution to equity, while recognizing them according to fair value in accordance with IFRS 9. The contribution amount, which reflects the difference between the aforementioned fair value and the terms of the transaction, is credited to equity, net of the tax effect. In order to determine the contribution to equity, the Company must assess the market terms as of the day of the transaction, including the price of the guarantee under market terms, as if it had been provided by an unrelated third party.

Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition, using an acceptable option pricing model. The model is based on data as to the share price and the exercise price, in addition to assumptions regarding the expected volatility, expected life expected dividend, and the risk-free interest rate.

B.	Estimates and assumptions

When preparing the financial statements, the management must use estimates and assumptions that affect the implementation of the accounting policy and the reported total assets, liabilities, revenues, and expenses. In formulating the accounting estimates, management relies on past experience, various facts, external factors, and reasonable assumptions, depending on the circumstances. Changes in accounting estimates are recognized in the period in which the estimate is changed.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3: — SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS USED IN PREPARING THE FINANCIAL STATEMENTS (cont.)

Below are the primary assumptions made in the financial statements in connection with uncertainties as of the reporting date and critical estimates calculated by the Company, for which a substantial change in the estimates and assumptions may change the value of assets and liabilities in the financial statements in the following year:

Grants from the Israel Innovation Authority

Government grants from the IIA at the Ministry of Industry, Trade and Labor are recognized as a liability if economic benefits that would generate sales, such that the State would be entitled to royalties, are expected as a result of the research and development activities. There is uncertainty regarding the estimated future cash flows that were used to determine the total liability.

Determining the Fair Value of a Non-Marketable Financial Instrument — Convertible Loan

The fair value of a non-marketable financial instrument classified within Level 3 of the fair value hierarchy is determined based on valuation techniques. Fair value is generally estimated based on the assessment of future cash flows discounted at current discount rates for items with similar terms and risk characteristics.

Changes in the estimates of future cash flows and discount rates, taking into account risk assessments such as liquidity risk, credit risk, and volatility, which constitute unobservable data, may affect the fair value of the financial instrument.

NOTE 4: — CASH AND CASH EQUIVALENTS

	December 31
	2024	2023
	USD in thousands
Cash for immediate withdrawal	650	1,146
	650	1,146

Note 5: — Accounts receivable

	December 31
	2024	2023
	USD in thousands
Government authorities	69	35
Income receivable from the IIA and the BIRD Foundation	—	401
Prepaid expenses	61	15
	130	451

Note 6: — Leases

The Company has lease agreements that include leases on buildings, equipment, and vehicles that are used for the Company’s current operations. The lease agreements for the building, equipment, and vehicles have expired, and as of December 31, 2024, there is no asset or liability balance in respect thereof.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6: — Leases (cont.)

In 2024, a new lease agreement was signed for a building for one year only, and the Company’s management estimates that it will not exercise the extension option, and accordingly the asset and the liability in respect thereof has not been recognized.

1.	Details regarding lease transactions

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Interest expense on lease liabilities	19	90	68
Total cash outflow for leases	361	448	521

2.	Disclosures regarding right-of-use assets

2024

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Cost
Balance as of January 1, 2024	1,860	133	122	2,115

Additions during the year:
New leases	—	—	—	—
Adjustments for indexation
Revaluation recognized in OCI	(10)	(1)	(1)	(12)
Balance as of December 31, 2024	1,850	132	121	2,103

Accumulated depreciation
Balance as of January 1, 2024	1,569	116	118	1,803

Additions during the year:
Adjustments for indexation	—	—	—	—
Depreciation and amortization	285	16	4	305
Revaluation recognized in OCI	(4)	—	(1)	(5)
Balance as of December 31, 2024	1,850	132	121	2,103
Depreciated cost balance as of December 31, 2024	—	—	—	—

2023

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Cost
Balance as of January 1, 2023	1,926	137	125	2,188

Additions during the year:
Adjustments for indexation	(8)	—	—	(8)
Revaluation recognized in OCI	(58)	(4)	(3)	(65)
Balance as of December 31, 2023	1,860	133	122	2,115

Accumulated depreciation
Balance as of January 1, 2023	1,211	84	30	1,325

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 6: — Leases (cont.)

	Offices	Motor vehicles	Equipment	Total
	USD in thousand
Additions during the year:
Adjustments for indexation	(8)	—	—	(8)
Depreciation and amortization	395	34	87	516
Revaluation recognized in OCI	(29)	(2)	1	(30)
Balance as of December 31, 2023	1,569	116	118	1,803
Depreciated cost balance as of December 31, 2023	291	17	4	312

Analysis of the lease liabilities’ repayment dates — see Note 13B.

Note 7: — Property and equipment

2024

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost
Balance as of January 1, 2024	971	77	291	133	1,472
Changes during the year:
Purchases	4	—	—	2	6
Revaluation recognized in OCI	(5)		(2)	(1)	(8)
Balance as of December 31, 2024	970	77	289	134	1,470

Accumulated depreciation
Balance as of January 1, 2024	815	68	249	112	1,244
Changes during the year:
Depreciation	73	3	11	21	108
Revaluation recognized in OCI	(4)	—	(1)	—	(5)
Balance as of December 31, 2024	884	71	259	133	1,347
Amortized balance as of December 31, 2024	86	6	30	1	123

2023

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Cost
Balance as of January 1, 2023	1,767	84	311	138	2,300
Changes during the year:
Disposals	(737)	(5)	(11)	(1)	(754)
Purchases	6	—	—	—	6
Revaluation recognized in OCI	(65)	(2)	(9)	(4)	(80)
Balance as of December 31, 2023	971	77	291	133	1,472

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 7: — Property and equipment (cont.)

	Laboratory equipment and clean room	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
	USD in thousands
Accumulated depreciation
Balance as of January 1, 2023	1,446	71	256	111	1,884
Changes during the year:
Disposals	(667)	(5)	(10)	(1)	(683)
Depreciation	89	4	10	5	108
Revaluation recognized in OCI	(53)	(2)	(7)	(3)	(65)
Balance as of December 31, 2023	815	68	249	112	1,244
Amortized cost balance as of December 31, 2023	156	9	42	21	228

Note 8: — Fair value measurement

The balances of cash and cash equivalents, accounts receivables, restricted cash, short-term bank credit, trade payables, accounts payable, and interested-party loans in the financial statements are equal to or approximately their fair value.

The tables below present the fair value measurement hierarchy for the Company’s liabilities and others as of December 31, 2024 and December 31, 2023.

As of December 31, 2024:

Fair value hierarchy Level 3
USD in thousands
Liabilities measured at fair value (Notes 9 and 15):
Interest-bearing loans, including a convertible loan (see Note 15)	6,573

As of December 31, 2023:

Fair value hierarchy Level 3
USD in thousands
Liabilities measured at fair value (Notes 9 and 15):
Interest-bearing loans including convertible loan (See Note 15)	1,232

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9: — LIABILITIES AND LOANS FROM INTERESTED PARTIES AND OTHERS

A.	Composition

	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2024
Short-term loan from banks	293	—	293
Convertible loan from shareholders (Note 15)	1,512	—	1,512
Embedded derivative and conversion component of a convertible loan (see Note 15)	5,061	—	5,061
Short-term credit from shareholders	860	—	860
Total	7,726	—	7,726

	Non-linked	Index-linked	Total
	USD in thousand
December 31, 2023
Short-term bank loan	301	—	301
Lease liabilities	—	361	361
Convertible shareholder loan (Note 15)	230	—	230
A conversion component and an embedded derivative of a convertible loan (Note 15)	1,002	—	1,002
Short-term credit from shareholder	852	—	852
Total	2,385	361	2,746

A.	In respect of a loan agreement with a bank, in the amount of USD $330 thousand (NIS 1,200 thousand) (hereinafter, the “Bank Loan”), Professor Michel Revel (hereinafter, “Prof. Revel”) has provided a guarantee without the Company paying anything in consideration (hereinafter, the “Benefit”). The Bank Loan terms are as follows:

1.	The Bank Loan will bear annual interest at the rate of prime + 1.75, as determined in commercial negotiation between the Company and the bank.

2.	The Company will pay monthly interest payments on the Bank Loan.

When the Bank Loan was first recognized, the Company measured the fair value of the benefit it had received from Prof. Revel in his capacity as an interested party in the Company and credited it to the interested party transaction capital reserve, less the tax effect. The discount rate was determined according to the CAPM (capital asset pricing model) and the WACC (weighted average cost of capital) as of the reporting date, and was determined by the Company at a rate of approximately 21%, based on the following assumptions:

Rate of return	21%
Variance	1.02
Risk-free interest	4.1%

Since December 31, 2020, the loan has been renewed annually for an additional year, such that as of December 31, 2024, the repayment date is December 31, 2025.

As of December 31, 2024, due to the change in interest rates in the economy, the interest rate on the Bank Loan is 7.75%.

The Bank Loan is presented at fair value as of December 31, 2024, in the amount of USD $293 thousand.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9: — LIABILITIES AND LOANS FROM INTERESTED PARTIES AND OTHERS (cont.)

Due to updates to the aforementioned loan terms, in 2024, 2023, and 2022, the Company credited a benefit to the interested party transactions capital reserve, totaling USD $28, $53, and47$ thousand net, respectively.

B.	Below is a breakdown of the loans from an interested party as of December 31, 2024:

Loan receipt date	Name of the lender	Repayment date according to the original loan agreement terms	Loan amount	Loan terms		Loan amount converted into share capital	Number of shares (p.v. NIS 0.1) issued for the conversion of the loan	Date of conversion to equity	Outstanding loan balances as of the reporting date (nominal)	Outstanding loan balances as of the reporting date (fair value)	Comments
			USD in thousands			USD in thousands			USD in thousands
29/12/2020	Prof. Michel Revel	30/06/2021	1,557	—	(1)	962	720,447	29/12/2021	595	485	See Note 13C
10/03/2021	Prof. Michel Revel	30/06/2021	460	—	(1)	—	—	—	460	375	See Note 13C
									1,055	860

Loan terms

(1)	The loans do not bear interest, and they will be repaid in a lump-sum installments according to the earliest of (a) the date specified as the repayment date according to the terms of the original agreement; or (b) the date the Company completes a public offering of shares in which Prof. Revel will participate, provided that the portion of the loan that will be repaid does not exceed Prof. Revel’s total investment in the public offering in any case. The Company has the right to an early repayment of the loan or part thereof without an early repayment penalty. Due to the aforementioned update to the loan terms, in the years 2024 and 2023, the Company credited a benefit to the interested party transactions capital reserve, equal to USD $118 and $129 thousand, net.

NOTE 10: — TRADE PAYABLES

	December 31
	2024	2023
	USD in thousands
Open accounts	206	133
Accrued expenses	146	399
Merger Expenses Payable in Connection with the Merger Transaction with NLS	216	—
	568	532

Note 11: — Accounts payable

	December 31
	2024	2023
	USD in thousands
Deferred Grants see Note 17F	42	—
NLS Current account**	400	—
Employees and payroll accruals*	163	226
	605	226

*	Includes a bonus in the amount of USD $82 thousand in respect of a liability to related parties (see Note 22).
**	A total of NIS 1,496 thousand (USD $400 thousand) was received on November 20, 2024 from the Swiss biopharmaceutical company NLS Pharmaceutics Ltd (“NLS”). This amount represents a current account between the Company and NLS intended for the settlement of future shared costs related to the merger transaction. The unused balance of the current account will be settled upon completion of the merger.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 12: — CONTINGENT liabilities to the Innovation Authority in respect of royalties

A.	The Company received grants from the government of Israel for participation in research and development, and in exchange, it committed to pay royalties at a rate of 3% from sales of the research and development outcomes that were funded up to the total grants received, dollar-linked and plus interest at the LIBOR interest (see Note 2C).

B.	On March 2, 2022, the Company received the approval of the IIA to receive a support grant for a total budget of USD $3 million (NIS 10 million) (hereinafter, the “Budget”), for the purpose of a plan to continue the development of cellular therapy to treat ALS. The IIA’s participation will be at a rate of 40% of the total Budget.

As of the date of the financial statements, the Company received USD $1,030 thousands from this amount.

The total grants received from the National Authority for Technological Innovation by December 31, 2024, for which the Company is contingently liable to pay future royalties, was USD $14,209 thousand.

As of the date of the financial statements, the Company does not recognize a liability to the IIA, as it does not anticipate having revenues in the foreseeable future.

Note 13: — Financial Instruments

A.	Financial assets

Below is a classification of the financial assets and financial liabilities in the financial statements for the financial instrument categories in accordance with IFRS 9:

	December 31
	2024	2023
	USD in thousands
Financial assets at amortized cost:
Accounts receivable	130	451

B.	Financial liabilities, interest-bearing loans and credits

	December 31
	2024	2023
	USD in thousands
Financial Liability
Liability for a financial lease – effective interest for the benefit of the calculation 20%
Current maturities	—	361

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

	The effective interest rate/	Repayment	December 31
	Revaluation(1)	date	2024	2023
			USD in thousands
Interest-bearing loans and current borrowings from an interested party:
A bank loan, USD $330 thousand (see Note 9b), the interest rate as of the date of the report is 7.75%	21%	31/12/25	293	301
Loans from related parties (see Note 9b)	20%	See Note 9b	860	852
Convertible loan	370%	See Note 15	1,512	230
Liability in respect of conversion component and options		See Note 15	5,061	1,002
Total financial liabilities			7,726	2,385

(1)	The imputed interest is based on an external valuation.

Liabilities for a transaction with an interested party is measured according to fair value at the time of the transaction. Since it is a transaction in the capacity of a shareholder, the Company credits the difference between the fair value and the proceeds from the transaction after deducting the tax to equity in the interested party capital reserve item. The Company assessed the market conditions on the day of the transaction for each transaction and in different periods at a rate of about 21 percent.

In each reporting period, the Company recognizes financing expenses due to the revaluation of the loan as of the reporting date.

As of the date of the report, the Company recognized financing expenses due to the revaluation of loans from an interested party and a loan from a banking corporation amounting to approximately USD $5,044 thousand in 2024 and approximately USD $153 thousand in 2023.

C.	Management’s goals and policies regarding financial risk management

The Company’s main financial liabilities consist of loans. These financial liabilities are mainly intended to finance the Company’s operations and provide guarantees that support its operations. The Company’s main assets are comprised of receivables and cash derives directly from its operations.

The Company is exposed to market risk, interest rate risk, foreign currency risk, and liquidity risk. The Company’s senior management oversees the management of these risks.

1.	Market risk

Market risk is the risk that the fair value or future cash flows from a financial instrument will change because of changes in market prices. Market risks include three types of risk: interest rate risk, currency risk, and other price risks, such as stock price risk and commodity price risk. Financial instruments that are affected by the market risk include, among others, loans and borrowings and deposits.

2.	Interest risk

The interest risk is the risk that future fair value or cash flows from a financial instrument will change because of changes in the market interest rate.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

3.	Foreign currency risk

The Company is exposed to an exchange rate risk arising from exposure to various currencies, mainly the US dollar and the euro. The exchange rate risk arises from recognized liabilities that are denominated in a foreign currency that is not the functional currency.

4.	Foreign currency sensitivity analysis:

The table below demonstrates the sensitivity test to a reasonably possible change in dollar exchange rates, while all other variables remain unchanged. The impact on the Company’s pre-tax loss is due to the changes in the fair value of assets and liabilities.

	December 31
	2024	2023
	USD in thousands
Sensitivity test to changes in the dollar exchange rate

Profit (loss) from the change, before tax:
A 5% exchange rate increase	(325)	13
A 5% exchange rate decrease	325	(13)

5.	Liquidity risks

The Company monitors the risk to a shortage of funds using a liquidity planning tool. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2024

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	568	—	—	—	—	—	568
Loans from an interested party	860	—	—	—	—	—	860
Bank loans	329	—	—	—	—	—	329
Accounts payable	605	—	—	—	—	—	605
Convertible loan	1,512	—	—	—	—		1,512
	3,874	—	—	—	—	—	3,874

December 31, 2023

	Up to one year	One to two years	Two to three years	Three years to four years	Four years to five years	Over five years	Total
	USD in thousands
Trade payables	532	—	—	—	—	—	532
Lease liabilities	361	—	—	—	—	—	361
Loans from an interested party	873	—	—	—	—	—	873
Bank loans	356		—	—	—	—	356
Accounts payable	226	—	—	—	—	—	226
Convertible loan	1,409	—	—	—	—		1,409
	3,757	—	—	—	—	—	3,757

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 13: — Financial Instruments (cont.)

D.	Changes in liabilities arising from financing activities

	Loans from interested parties	Bank loans	Lease liabilities	Total liabilities arising from financing activities
	USD in thousands
Balance as of January 1, 2022	1,018	339	555	1,912
Effect of changes in fair value	111	53	—	164
Repayment of lease liability	—	—	(474)	(474)
Recognition of lease liability	—	—	842	842
Changes against capital reserves	(119)	(61)	—	(180)
Revaluation recognized in OCI	(118)	(39)	(81)	(238)
Balance as of December 31, 2022	892	292	842	2,026
Effect of changes in fair value	114	70	—	184
Repayment of lease liability	—	—	(448)	(448)
Recognition of liability for convertible loan	201	—	—	201
Recognition of the liability due to the conversion component and options	1,021	—	—	1,021
Changes against capital reserves	(129)	(53)	—	(182)
Revaluation recognized in OCI	(6)	(8)	(33)	(47)
Balance as of December 31, 2023	2,093	301	361	2,755
Effect of changes in fair value	4,936	19	—	4,955
Repayment of lease liability	—	—	(354)	(354)
Recognition of the liability for convertible loan	82	—	—	82
Recognition of the liability due to the conversion component and options	368	—	—	368
Changes against capital reserves	(118)	(25)	—	(143)
Revaluation recognized in OCI	72	(2)	(7)	63
Balance as of December 31, 2024	7,433	293	—	7,726

e.	Management of the Company’s capital

The Company’s goals in managing its equity are to preserve the Company’s ability to ensure business continuity, and thus generate a return for the shareholders, investors, and other interested parties.

The Group pledged a portion of its short-term deposits. As of December 31, 2023, the fair value of the pledged deposits amounted to USD $170 thousand. In October 2024, the deposit was released, and as of December 31, 2024, its balance is zero.

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES

Employee benefits include short-term benefits, post-employment benefits, other long-term benefits, and termination benefits.

Post-employment benefits

The applicable labor laws and the Severance Pay Law in Israel require the Company to pay severance to employees upon their dismissal or retirement, or to make regular contributions into defined contribution plans according to Section 14 of the Severance Pay Law, as described below. The Company’s liability accounted for is a post-employment benefit.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

The calculation of the Company’s liability with respect to employee benefits is determined according to the effective employment agreement and the employee’s salary and employment terms, which establish the right to receive compensation.

The post-employment employee benefits are generally funded by contributions that are classified as a defined benefit plan or a defined contribution plan, as detailed below.

1.	Defined contribution plans

Section 14 of the Severance Pay Law (1963) applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

	Year ended December 31,
	2024	2023	2022
	USD in thousands
Expenses for defined contribution plans	48	91	142

2.	Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

A)	Changes in the defined benefit liability and the fair value of the plan’s assets

2024

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2024	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2024
	USD in thousands
Defined benefit liabilities	(455)	(9)	(24)	(33)	330	—	(61)	(61)	—	(219)
Fair value of the plan’s assets	450	—	24	24	(330)	—	54	54	21	219
Net liability (asset) for a defined benefit	(5)	(9)	(0)	(9)	—	—	(7)	(7)	21	—

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 14: — EMPLOYEE BENEFIT ASSETS AND LIABILITIES (cont.)

2023

	Expenses charged to profit or loss					Gain (loss) due to remeasurement in other comprehensive income
	Balance as of January 1, 2023	Cost of current service	Interest expenses, net	Total expenses credited to profit or loss in the period	Payments from the plan	Actuarial gain due to changes in financial assumptions	Actuarial gain (loss) due to deviations in experience	Total impact on other comprehensive income (loss) in the period	Employer contributions	Balance as of December 31, 2023
	USD in thousands
Defined benefit liabilities	(594)	(25)	(32)	(57)	208	5	(17)	(12)	—	(455)
Fair value of the plan’s assets	575	—	31	31	(192)	—	2	2	34	450
Net liability (asset) for a defined benefit	(19)	(25)	(1)	(26)	16	5	(15)	(10)	34	(5)

B)	The main assumptions in respect of a defined benefit plan

	2024	2023
	%	%
Discount rate(A)	3.0	3.0
Expected salary increase rate	2.0	2.0

(A)	The discount rate is based on high quality index-linked corporate bonds.

Below are the reasonably possible changes as of the end of the reporting period, for each actuarial assumption, assuming that the other actuarial assumptions are constant:

The change in the defined benefit liability
USD in thousands
As of December 31, 2024:

Sensitivity test to a change in the rate of the expected salary increase

The change as a result of:

Salary increase of 1%	15
Salary decrease of 1%	(13)

Sensitivity test to a change in the discount rate of the plan’s assets and liabilities

The change as a result of:

Increase of 1% in discount rate	(13)
Decrease of 1% in discount rate	15

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS

A.	On October 16, 2023, the Company entered into an agreement with the Alpha Capital Anstalt Fund (hereinafter, the “Alpha Fund”) and Mr. Julian Ruggieri (hereinafter, “Mr. Ruggieri”), one of the Company’s shareholders, to invest up to USD $1.7 million in the Company through a convertible loan (hereinafter, the “Loan Principal”) that may be converted into ordinary shares and non-marketable warrants, exercisable into the Company’s ordinary shares of NIS 0.1 par value. The loan agreement was approved at the shareholders’ meeting on December 3, 2023.

Below are the terms of the loan:

1.	A total of USD $1.25 million (Alpha Fund — USD $1 million; Mr. Ruggieri — USD $250 thousand) (hereinafter, the “Initial Loan Amount”) will be disbursed by the investors up to 7 days after the fulfillment of all the conditions (as defined below) (hereinafter, the “First Completion Date”).

2.	The Company will have the right to require the investors to provide the Company with an additional amount in excess of the Initial Loan Amount of USD $450 thousand (Alpha Fund — USD $200 thousand; Mr. Ruggieri — USD $250 thousand) (hereinafter, the “Second Loan Amount”) in the 12-month period starting on the First Completion Date.

The loan principal will bear interest at an annual rate of 10% (non-linked) (hereinafter, the “Interest” and with the loan principal, the “Loan”). The Loan repayment date will be after 15 months from the First Completion Date, and despite the above, the Company may extend the Loan repayment date by an additional period of 6 months (hereinafter, the “Extension Period” and the “Repayment Date,” respectively). The Company will not be allowed to pay off the Loan before the Repayment Date. As of the reporting date, the Loan has not yet been converted, as it is subject to the merger transaction with NLS.

On the due date, the investors will be entitled, at their sole discretion, to repayment of the Loan in one of the following two methods: (a) paying off the Loan in cash, or (b) paying off the Loan by way of conversion into ordinary shares of the Company, (hereinafter, “Shares”); in the event that on the due date, the Company will not have the means to repay the Loan, the investors may, at their sole discretion, convert the Loan, as described above, or remain indebted until a later date when the Company can repay the Loan. It is clarified that the investors have the right to convert the Loan into Shares at any time starting from the date of deposit of the Initial Loan Amount, at their sole discretion.

3.	To the extent that the investors choose to convert the Loan into Shares, the Loan will be converted into Shares at the price that is the lower of (a) a Company value of USD $7 million (NIS 28 million) (before the investment money), based on issued and paid-up capital on the conversion date, or (b) a price that reflects a 10% discount on the average price of the Company’s Shares in the 30 trading days preceding the date of the conversion notice, subject to additional conversion price adjustments to protect against dilution (as detailed below). To clarify, the conversion price for each Share will not be less than the minimum price per Share according to the Tel Aviv Stock Exchange rules and regulations (hereinafter, the “Stock Exchange”). As applicable from time to time (hereinafter, the “conversion shares” and the “conversion price,” respectively), as the Company makes capital changes (such as a capital split or consolidation), the conversion shares and the conversion price will be adjusted accordingly in order to safeguard the investors’ rights. To clarify, investors will not be allocated securities for this transaction in any case: (a) at a rate exceeding 74.99% of the Company’s issued and paid-up capital after full dilution; or (b) at an amount that would require a tender to acquire all outstanding shares, as this term is defined in the Company’s law. Any part of the loan that is not converted into equity will remain as the Company’s debt to the investors.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

4.	To the extent that the investors choose to convert the Loan into Shares, and subject to obtaining the Stock Exchange’s approval (as required), the Company will also issue non-marketable warrants to the investors that can be exercised for Shares, which will reflect a rate equal to 125% of the total conversion shares that will be received as a result of the loan’s conversion (hereinafter, the “Warrants,” and with the conversion shares, the “Offered Securities”). The exercise price of the Warrants will be equal to a rate of 110% of the conversion share price, and the Warrants’ exercise period will be 42 months from the date of their issuance. To the extent that the Company extends the payment date by the Extension Period, the Company will issue warrants to the investors, which will reflect an amount of 50% of the shares that resulted from and/or that the investors would be entitled to if they chose to convert the loan amount payable at the time of the notice of the Extension Period, under the same conditions as the Warrants (hereinafter, the “Additional Warrants”). Notwithstanding the above regarding the issuance of the Additional Warrants, if the Company’s securities are listed on the Nasdaq Capital Market on or before the due date, or if the Company has a pending application for listing on the Nasdaq Capital Market, the investors will not be entitled to the Additional Warrants.

5.	Until the full repayment date of the Loan, the investors will be entitled to an anti-dilution mechanism when the Loan is converted, to the extent that it is converted, upon the occurrence of a dilutive event (as defined in the convertible loan agreement), and: (a) if the price per share (or the effective price per unit, as the case may be) in the dilutive event (hereinafter, the “Effective Price”) reflects a discount of less than 10% of the last conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, and the total Shares that had been issued up to that time under all the dilutive events would be lower than 20% of the Company’s issued and paid-up capital after the issuance of the Shares in the last dilutive event, the protection mechanism will be based on a weighted average of the Company’s share capital before and after the dilutive event, as stipulated in the agreement; or (b) if the Effective Price of the security to be issued in the event of a dilutive event reflects a discount of more than 10% of the relevant conversion price for the investors, and if there is no such price, then the conversion price that would have been obtained if the investors had converted immediately before the dilutive event, or if the total of the Shares that had been issued up to that time under all the dilutive events would be 20% or more than the Company’s issued capital after the issuance of the Shares in the last dilutive event — the protection mechanism will be on a “full ratchet” basis, that is, the conversion price will be adjusted to the Effective Price of the security.

6.	Investors will have the right to demand the repayment of the Loan immediately in certain situations, the main of which include: (a) the submission of an application by or against the Company for insolvency, liquidation, settlement, [or other similar event] that is not dismissed or stricken out within 90 days; (b) the appointment of a receiver, liquidator, trustee, special manager, [or other similar person] without their release after a period of more than 30 days; (c) the termination or suspension of all or substantially all of the Company’s business activities at that time, for a period that exceeds 30 days; (d) a material violation of a condition, representation, or warranty made by the Company as part of the convertible loan agreement that is not rectified for up to 30 days from the date of receipt of a written notice of the said violation; (e) non-payment of the Loan on the due date in accordance with the convertible loan agreement (hereinafter, “Causes for Immediate Repayment”). Insofar as a Cause for Immediate Repayment has occurred and the Company does not make the Loan repayment within three business days from the date of receipt of said demand, the investors will be entitled to demand the repayment of the Loan through conversion according to the lower of (a) a Company valuation of USD $7 million (pre-money) on the basis of issued and paid-up capital; or (b) a 20% discount on the average price of the Company’s Shares in the 30 trading days preceding the date of the conversion notice (hereinafter, the “Conversion of the Loan upon an Immediate Repayment Cause”).

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

7.	The completion of the convertible loan agreement depends on the fulfillment of the conditions precedent, the main ones of which are detailed below:

A.	Obtaining the Stock Exchange’s approval for the issuance of all the Offered Securities;

B.	Obtaining the approval of the general meeting of the Company’s shareholders;

C.	Amending the Company’s Articles of Association in such a way that the maximum number of directors that serve on the Company’s Board of Directors will be reduced to only 6 directors and receiving letters of resignation from 2 directors;

D.	The Stock Exchange’s approval.

On December 13, 2023, all the conditions precedent for the completion of the investment transaction in the convertible loan with the Company’s shareholders were met.

Until December 21, 2023, the investors transferred a total of USD $1,250 thousand (NIS 4,540 thousand), gross, and the issuance expenses totaled USD $55 thousand.

By April 4, 2024 (the “completion date”), the investors transferred an additional amount of approximately USD $450 thousand (approximately NIS 1,692 thousand).

In accordance with the embedded derivative measurement guidance, as set forth in IFRS 9, the embedded derivative must be separated from the primary contract by measuring the fair value of the embedded derivative and attributing the remaining consideration to the primary contract. The embedded derivative component must be measured every period at fair value and the changes are then attributed to profit or loss (hereinafter, “Fair Value Through Profit or Loss”).

As a result, when the convertible loan was initially recognized, the Company measured the fair value of the conversion right and attributed the remainder of the consideration received for the total convertible loan to the loan component itself, which constitutes the primary contract, as noted above. This component will be measured in subsequent periods at amortized cost (according to the effective interest method).

The issuance expenses totaled USD $55 thousand, of which USD $45 thousand are attributed to profit and loss, and USD $9 thousand were deducted from the amount received in respect of the primary contract.

As part of the valuation project that was carried out at the time of completion, the total net consideration received by the Company, USD $1,699 thousand, was first allocated to the conversion component and a financial derivative in respect of the conversion mechanism, which constitutes a financial liability that was measured initially and in subsequent reporting periods at fair value through profit or a loss, in accordance with the provisions of IFRS 9, “— Financial Instruments.” The remaining amount was attributed to the debt component, which will be presented at amortized cost and at a discount rate of 370%.

In accordance with the above, the breakdown of the components of the convertible loan agreement as of the completion date is as follows:

Fair value
USD in thousands
Consideration attributed to the Loan, at amortized cost – host contract	293
Consideration attributed to the conversion component and the financial derivative	1,406
Total consideration less the issuance expenses	1,699

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15: — CONVERTIBLE LOAN AND CONVERSION COMPONENT OF CONVERTIBLE LOAN AND WARRANTS (cont.)

The fair value estimate of the financial derivative component as of the completion date, as of December 31, 2023, and December 31, 2024 was calculated as part of a valuation that was carried out using the Monte Carlo model and a binomial model. The parameters used in the calculation of the fair value according to the aforementioned models are:

	December 31 2023	Completion date	December 31 2024
Share price	59.3	60.4	12.82
Volatility – conversion component of loan	55%	55%	106%
Volatility – warrants	73%	73%	78%
Risk-free interest – conversion component	3.8%	3.85	4.2%
Risk-free interest – warrants	3.6%	3.6%	4.2%
Life expectancy (years)	1.17	1.25	0.17

Below is the movement in the conversion and financial derivative component:

	Year ended on December 31, 2024	Year ended on December 31 2023
	USD in thousands	USD in thousands
Balance as of January 1	1,002	—
Initial recognition	368	943
Financing expenses (income) in respect of the revaluation of a financial derivative and the conversion component	3,639	(35)
Revaluation recognized in OCI	52	94
Balance as of December 31	5,061	1,002

The measurement of the value of the conversion component and the financial derivative is classified under level 3 in the fair value hierarchy.

Note 16: — Taxes on income

A.	The tax rates applicable to the Company

The Israeli corporate income tax was 23% in 2024, 2023, and 2022.

A Company is taxable on its real capital gains at the corporate income tax rate in the year of sale.

B.	Deferred taxes

The Company has business losses and capital losses for tax purposes that are carried forward to the following years and amount to USD $62 million (NIS 226 million) as of December 31, 2024. Deferred tax assets were recognized in the financial statements in respect of these losses (up to the total liability for deferred taxes) at USD $860 thousand and USD $836 thousand for the years ended December 31, 2024 and December 31, 2023, respectively.

C.	Final tax assessments

Final tax assessments were issued for the Company, up to and including the 2020 tax year.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16: — TAXES ON INCOME (cont.)

D.	Deferred taxes

Composition:

	Statements of Financial Position		Statements of profit or loss			Movement in other comprehensive income statement
	December 31		For the year that ended on December 31			For the year that ended on December 31
	2024	2023	2024	2023	2022	2024	2023	2022
	USD in thousands
Deferred tax liabilities
Loans from an interested party	(860)	(852)	—	—	—	(7)	(54)	(50)
Carryforward tax losses	860	852	7	54	50	—	—	—
Deferred tax revenues			7	54	50
Movement in other comprehensive income						(7)	(54)	(50)
Deferred tax assets (liabilities), net	—	—

E.	Income taxes included under profit or loss

	Year that ended on December 31
	2024	2023	2022
	USD in thousands
Deferred taxes, see also Section D above	7	54	50

Note 17: — Contingent liabilities and COMMITMENTS

A.	For information regarding the contingent liability to the IIA (see Note 12).

B.	On May 31, 2009, the Company signed a research agreement and a license agreement with a third party, according to which the third party would perform research for the Company for three years in accordance with a predetermined research plan in exchange for a payment of USD $480 thousand. In addition, a third party granted the Company a license to use the technology it had developed in exchange for royalties equal to 5% of product sales and the provision of drug scanning services for a period of 15 years from the date the Company’s sales commence, as well as 20% of the proceeds from the sale of sub-licenses by the Company. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively.

In May 2013, the Company signed an amendment to the agreement. According to the amendment, the third party would perform research for the Company for another four years in accordance with a predetermined research plan in exchange for a payment of USD $480 thousand. In addition, the Company would pay royalties equal to 5% of the Company’s revenues from product sales and the provision of drug scanning services, and 20% of the proceeds from the sale of sublicenses by the Company, as well as royalties at rates ranging from 2% to 7.5% for the sale of drug scanning products and additional receipts that the Company would receive from these products. In case the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5%, 15%, and a rate ranging from 1.4% to 5.25%, respectively.

On January 19, 2016, the Company entered into an addendum to the agreement with the third party, under which the Company would receive a non-exclusive license to use stem cells for the production of a cell therapy for ALS. The license also included scientific research to be carried out in third-party research laboratories.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

On March 24, 2020, the Company entered into an addendum to the agreement with the third party under which all the Company’s contracts became a non-exclusive license to use stem cells to create a cell therapy. In return, the rate of all royalties was reduced to 4% (compared to 5%) of product sales for a period of 15 years from the start of sales, and the payment for sublicenses was reduced to 15% (compared to 20%), provided that it does not fall below 1.25% of the sales. Since the Company has an agreement to pay royalties to an additional third party, in this case the royalty rates would be reduced from 4% to 2% of the product sales, and the payment for the sub-licenses would be reduced to 10%. In addition, the Company would pay the aforementioned third party a payment for reaching milestones in the transplant product for the treatment of ALS according to the following rules:

A.	USD $150 thousand at the beginning of clinical phase IIb.

B.	USD $200 thousand at the beginning of clinical phase III.

C.	USD $2 million when obtaining a marketing license for a product to treat ALS in the US or Europe.

In addition, the Company paid an annual license maintenance fee of USD $50 thousand until 2019, which was reduced to USD $30 thousand per year from 2020 and until 15 years pass from the current agreement’s execution. The annual license maintenance fees will be offset from the royalty payments.

As of December 31, 2024, the Company does not have royalties liability.

C.	On August 31, 2009, the Company signed a license agreement with a third party, according to which the third party granted the Company a license to use the technology developed in exchange for the following payments:

—	An annual payment of USD $20 thousand, starting at the end of the fourth year from the date of signing the contract;

—	Milestone payments of up to USD $9,650 thousand;

—	Royalties at a rate of 3.5% – 5% of the sales (according to the terms set forth in the agreement) for a period of 20 years from the date the Company’s sales commence in each country or the date the patent expires in each country, whichever is later, as well as 20% of the proceeds from the sale of sublicenses by the Company. In case that the Company is obligated to pay royalties to another party in connection with the same product, the aforementioned royalty rate shall be reduced to 3.5% and 15%, respectively. In addition, if the license becomes a non-exclusive license, the above payments will be reduced by 50%.

As of December 31, 2024, the Company has not yet made any payments in respect of the milestones.

D.	On November 30, 2014, the Company signed a license agreement with an academic institution in the United Kingdom. As part of the agreement, the Company would be given a license for the commercial use of a Pluripotent stem cell line at a clinical level. It was agreed that the bulk of the payment to the academic institution would be made upon reaching future milestones and as royalties on future sales, as follows: 30,000 pounds sterling (USD $45,000) would be paid by the Company after receiving the Company’s confirmation that the cells are suitable for human use; a sum of 50,000 pounds sterling (USD $75,000) would be paid by the Company when the cells are used in clinical trials (that is, upon entering the phase clinical trials phase with an ALS indication). The Company stated that if the cells are not used in clinical trials, no payment would be made for them. The rate of royalties to be paid by the Company is 2% of the net revenue from the sale of a product to be developed.

As of December 31, 2024, the Company did not use the aforementioned cells.

E.	On January 26, 2015, the Company entered into a research and license agreement with Ramot at Tel Aviv University Ltd. (hereinafter, “Ramot”) and scientist Professor Shimon Efrat, for the development and commercialization of therapeutic products to accelerate the development of a cellular drug in the field of diabetes. The aforementioned research supports the Company’s technology for the differentiation of stem cells into insulin-secreting pancreatic cells for the treatment of diabetes. Ramot would grant the Company a license to use Ramot’s knowledge, which would be created as part of the joint research, and Prof. Efrat would provide consulting services to the Company and join the Company’s advisory board. The agreement term for each product and each country where a patent is registered will be the longer of the two option as detailed: 1. 15 years from the date of the first sale of the product or the patent expiration date in the relevant country.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

2.	The patent expiration.

For the cooperation between the parties, the Company would pay Ramot royalties at a rate of 0.4% to 0.8% of product sales, depending on the product’s progress according to regulatory milestones and the degree of use of Ramot’s technology that would be created during the project, as stipulated in the agreement. In addition, royalties at the rate of 2.75% will be paid to the Company in return for granting a sublicense in the diabetes product, depending on reaching the milestone specified in the agreement, and royalties at a rate of 7% will be paid if the granted sublicense is for a product that incorporates Ramot’s technology. It was also agreed that the Company would grant Ramot up to 200,000 options, without consideration, which would be granted depending on reaching regulatory milestones, at rates as follows: 30% of the options would be granted after holding a meeting with a regulator, prior to submitting the Investigational New Drug (“IND”) application; 30% additional options would be granted after the submission of the IND application; and 40% additional options would be granted after receiving the IND approval. The grant of the aforementioned options is subject to Prof. Efrat continuing to advise the Company throughout various stages of the product’s regulatory approval. The Board of Directors has authorized the grant of the aforementioned options.

In addition, Prof. Efrat was added to the Company’s scientific advisory board, whereas the Company’s Board of Directors authorized a private placement of 20,000 non-marketable options to Prof. Efrat, exercisable for USD $5,340 (NIS 20,000 ) of Shares of the Company. The options will vest over a period of 4 years and can be exercised until January 22, 2025, at an exercise price per share of USD $1.80.

As of December 31, 2024, the Company has no royalties liability in respect of the agreement.

F.	On May 4, 2023, the Company and iTolerance, Inc. (hereinafter, “iTolerance”) signed a cooperation agreement for the implementation of the project (hereinafter, the “Cooperation Agreement”), and on May 8, 2023, the Company, iTolerance, and the BIRD foundation signed a funding project and cooperation agreement (hereinafter, the “BIRD agreement,” and with the Cooperation Agreement, the “Agreements”). The Agreements were signed in connection with obtaining the approval of the BIRD foundation, a binational Israeli and US R&D fund, whose purpose is to encourage and support industrial collaborations between Israeli and US companies (hereinafter, the “BIRD Foundation”) for the receipt of a grant totaling USD $1 million (hereinafter, the “Grant”), which would be divided between the parties in equal parts, to support the joint development of an innovative treatment in the field of diabetes by the Company and iTolerance, with a total budget of USD $2 million for a period of 30 months (hereinafter, the “Grant period”).

The total grants received in 2024 from the BIRD Foundation are USD $250 thousand.

As of December 31, 2024, the Company has an outstanding balance of USD $42 thousand in respect of deferred receivables from the BIRD Foundation.

G.	On February 14, 2024, the Company entered into a non-binding memorandum of understanding (hereinafter, the “MOU”) for a merger with IMC Corp (Nasdaq: “IMCC”), a company whose shares are traded in the United States on the Nasdaq Stock Market and in Canada on the Canadian Securities Exchange (CNSX) (hereinafter, the “IMC”). IMC is incorporated under the laws of Canada.

On May 27, 2024, negotiations between the parties to sign a final agreement were terminated, inter alia, in light of regulatory changes in IMC’s field of activity in the American market and in the German market, which are not related to the Company. In accordance with the separation agreement signed between the parties on that date, the loan that the Company provided to an IMC subsidiary within the framework of the aforementioned MOU, amounting to USD $300 thousand, will be repaid to the Company plus annual interest at a rate of 9% for the outstanding period, in 3 equal installments, the last of which was to be transferred to the Company no later than July 31, 2024 and to which the interest accrued during the period would be added. The balance of the loan was recorded in accounts receivable. As of June 30, 2024, the balance of the loan was USD $188 thousand and financing income was recorded in respect thereof amounting to USD $8 thousand. As of the date of these financial statements, the Company has collected all payments in accordance with the separation agreement, and as of December 31, 2024, there is no balance outstanding.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 17: — Contingent liabilities and COMMITMENTS (cont.)

H.	Agreement with Pluri Inc.

On July 17, 2024, the Company entered into a collaboration agreement with Pluri Inc. (Nasdaq: PLUR) (hereinafter, “Pluri”) for the clinical manufacturing (outsourced) of the Company’s products (hereinafter, the “Pluri Agreement”) at Pluri’s manufacturing facility in accordance with the Company’s strategic plan.

The signing of the Pluri Agreement to manufacture the Company’s products constitutes a milestone in the development of the ASTRORX® product, as part of the Company’s preparation for a multi-site Phase IIA clinical trial (Phase A2), as well as in the development of the ISLETRX product in support of the Pre-IND submission together with iTolerance, for continuing the development procedures of the innovative diabetes treatment within the framework of the aforementioned collaboration and as preparation for the submission of an IND application in the future. In accordance with the agreement, the Company will grant Pluri the right to use the knowledge developed by the Company for the benefit of Pluri’s production of the Company’s products, with the first phase lasting up to 12 months, in consideration of approximately USD $70,000 to be paid in cash or through issuance of Company securities, as to be agreed upon by the parties.

I.	On November 5, 2024, following approval by the Company’s Board of Directors, the Company entered into a definitive and binding merger agreement with the Swiss biopharmaceutical company NLS, whose shares are traded in the United States on the Nasdaq Stock Exchange under the symbol “NLSP”, which develops innovative treatments for rare and complex disorders of the central nervous system, and which was approved by the General Shareholders Meeting on January 30, 2025. Upon the closing of the transaction and subject to the cash balances of NLS and the Company, upon that date, the current shareholders of the Company will hold up to 85% of the issued and paid-up share capital of NLS following the merger (hereinafter, the “Merged Company”), and the shares of the Merged Company will be traded on Nasdaq. The closing of the merger transaction is subject to fulfillment of conditions precedent.

The agreement stipulates a number of conditions precedent related, among others, to actions that NLS is required to take prior to the closing of the merger transaction, including regarding the arrangement of the continued trading of its shares on Nasdaq and its compliance with the threshold conditions required for this, which are expected to be examined by Nasdaq as part of the submission of the application for trading of the Merged Company close to the date of closing. (See Note 23C.)

J.	On August 29, 2024, Dr. Kfir Molakandov was appointed as the Company’s VP of Research and Development.

Note 18: — EQUITY

A.	Composition of the share capital

	December 31
	2024		2023
	Authorized	Issued and paid up	Authorized	Issued and paid up
	Number of shares
Ordinary shares, p.v. NIS 0.1 per share (p.v. USD $0.03 per share)	150,000,000	4,193,689	150,000,000	4,193,689	*

*	Adjusted retrospectively due to a reverse share split. See Notes 18I and 18K.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

B.	Movement in share capital

Issued and paid-up capital:

	Number of shares	USD par value in thousands
Balance as of January 1, 2023	36,406,747	1,081

Issuance of share capital	5,530,152	157

Balance as of December 31, 2023	41,936,899	1,238

Reverse Share Split	(37,743,210)	—

Balance as of December 31, 2024	4,193,689	1,238

C.	The rights attached to shares

Holders of ordinary shares have the right to participate and vote in the Company’s general meeting, the right to participate in the Company’s profits in the event of the Company’s liquidation, and the right to receive dividends, as declared.

D.	On February 19, 2020, the Company completed a material private placement, offering:

1.	645,706 non-marketable warrants (Series E1), each of which was exercisable for one Share for an exercise price of about NIS 3; the warrants would be exercisable until September 30, 2020 (hereinafter, the “Series E1 Warrant”).

The Series E1 Warrants’ value, USD $173 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend Yield For The Share (%)	—
Expected Share Price Volatility (%)	67.14%
Risk-free Interest Rate (%)	0.2%
Share Price (usd)	1.00

On September 30, 2020, 638,708 Series E1 warrants totaling USD $170 thousand expired.

2.	645,706 non-marketable warrants, each of which was exercisable for one Share for an exercise price of USD $1.46; the warrants were exercisable until December 31, 2021 (hereinafter, the “Series E2 Warrant”).

The value of the Series E2 Warrants, USD $156 thousand, was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
expected share price volatility (%)	67.14%
Risk-free interest rate (%)	0.2%
Share price (USD)	1.02

The issuance of the Series E1 Warrants and Series E2 Warrants was approved by the Company’s Board of Directors on February 13, 2020. The issuance of the shares that would result from the exercise of the warrants was approved for listing by the TASE on March 12, 2020.

On August 31, 2021, 67,884 Series E2 Warrants were exercised for USD $99 thousand (the exercise price).

On December 31, 2021, 577,882 Series E2 Warrants, totaling USD $140 thousand, expired.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

E.	On April 25, 2021, after receiving the approval of the Company’s Board of Directors on April 21, 2021, the Company completed an issuance in the amount of USD $6.85 million by way of a private placement led by Clover Wolf, Clover Alpha (hereinafter, “Clover”) and Alpha Capital Anstalt — European investment fund, for USD $4.6 million and USD $2 million respectively, as well as a total of USD $0.22 million by 2 additional investors (hereinafter, the “Consideration”).

Below are the primary terms of the private placement:

7,861,752 Shares, as well as 7,861,752 non-marketable warrants for the purchase of up to 7,861,752 Shares, which were to be issued in three series; 3,930,876 Series A warrants; 1,965,438 Series B1 warrants; and 1,965,438 Series B2 warrants, under the conditions detailed below:

The warrants terms

Each warrant of Series A would be exercisable for one Share, starting from the date of issuance and until July 31, 2022, for an exercise price of NIS 3.5 (USD $1.08).

Each warrant of Series B1 would be exercisable for one Share, starting from the date of issuance and until April 3, 2023, for an exercise price of NIS 4.4 (USD $1.35)

Each warrant of Series B2 would be exercisable for one Share, starting from the occurrence of a vesting event until April 30, 2023, against a cash payment of an exercise price of NIS 4.4 (USD $1.35);

A “vesting event” was defined as the Company’s completion of a public financing process in an amount not less than NIS 10,000,000 (USD $3,113,000) (net of interested party investments in the Company, as applicable) during the period that began after the completion of this issuance and ends on October 30, 2021 (see Note 18F).

The warrants’ value, USD $2,389,000, was determined according to the Black-Scholes model based on the following assumptions:

Expected share price volatility (%)	74% – 75%
Risk-free interest rate (%)	0.1%
Share price (USD)	1.129 – 1.05

As of August 28, 2021, the receipt of the total Consideration according to the investment agreements was completed, at USD $6,859 thousand, and after deducting the issuance expenses, USD $346,000, the Company received a total of USD $6,513,000.

On April 30, 2023, 3,930,876 non-marketable equity-based Series B1 and B2 warrants expired.

F.	On October 21, 2021, the Company’s Board of Directors gave its approval, following approval of the audit committee, for a private investment in the Company in the aggregate amount of USD $2.94 million (NIS 9.45 million) by way of a private placement and the exercise of non-marketable warrants (Series A).

In accordance with the investment agreement, the 5 investors who had participated in the April 25, 2021 private placement led by Clover and Alpha Fund would exercise their Series A warrants early. In exchange for investors immediately exercising their Series A Warrants, in a total amount of USD $2.94, whose expiration date is July 31, 2022, and accordingly would inject an investment into the Company that totals USD $2.94 million, in return, such investors would be issued 2,158,783 Series C warrants, with an exercise price per warrant of USD $2 (NIS 7) until December 31, 2023.

Until December 31, 2021, 1,466,087 non-marketable Series A warrants were exercised, for which the Company received a total of USD $1,600 thousand. The fair value of the warrants, USD $604 thousand, was credited to share premium.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 18: — EQUITY (cont.)

On January 10, 2022, the investment mentioned above was completed as part of the warrant exchange transaction, and the Company received the consideration USD $1,340 thousand, and thus the receipt of the total consideration according to the investment agreements was completed, totaling USD $2,940,000 (USD $2,792,000, net).

G.	On October 21, 2021, the Company’s Board of Directors, following the audit committee’s approval, approved the Company’s entry into an investment agreement with each of Prof. Revel and Mr. Ruggieri, who are interested parties in the Company (hereinafter, the “Investment Agreements” and the “Interested Parties”). In the Investment Agreements, it was determined that in exchange for a total of USD $2.1 million (Prof. Revel — USD $1.1 million; Mr. Ruggieri — USD $1 million), the Company would issue to them, in accordance with their investment ratio, 1,550,478 Shares, so that Prof. Revel would be issued 804,383 Shares, and Mr. Ruggieri would be issued 746,095 Shares, and that in exchange for USD $1.5 million, the Company will repay loans that had been received from an interested party before, whose repayment date has passed. Prof. Revel would be repaid USD $1.1 million by the Company, Mr. Ruggieri would be repaid USD $0.4 million, and the remaining amount, USD $0.6 million, was received in cash from Mr. Ruggieri.

On December 7, 2021, the general meeting of shareholders authorized the Investment Agreements. On December 23, 2021, the full consideration was received and the transaction was completed.

H.	On November 23, 2021, the Board of Directors approved a private placement agreement (the “Placement”) in the amount of USD $3.2 million (the “Investment Amount”) with Ilex Medical Ltd (hereinafter, the “Investor”). The agreement with the Investor was signed on November 24, 2021.

As part of the Placement, the Investor would be issued 2,345,216 ordinary shares. In addition, the Investor would be issued 1,407,130 non-marketable warrants eligible for conversion into 1,407,130 marketable shares without consideration. The offered warrants would be issued in two series. The warrants’ exercise prices would be USD $2.3 and USD $2.7. The warrants would be exercisable from the date of their issuance until December 31, 2023 and December 31, 2024, respectively. The full consideration was received on December 28, 2021, and the Company issued shares and warrants in accordance with the Placement Agreement. As of December 31, warrants totaling 70,356 had expired.

I.	On December 12, 2022, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 shares, no par value, and the capital increase, respectively, so that after the capital increase, the authorized share capital of the Company was USD $2.9 million, divided into 100,000,000 ordinary shares.

On December 12, 2022, the Company published a shelf offering by way of rights. Under the shelf offering, shares were offered by way of rights to the Company’s shareholders, in such a way that each shareholder who held 100 Shares would be entitled to purchase 1 rights unit. 1 rights unit consisted of 32 Shares, and the total price of each rights unit was USD $10. The total number of rights units offered was up to 14,623,392 rights units.

Until December 31, 2022, the Company received notices for 47,574 rights (in exchange for which 1,522,335 shares were issued as of the reporting date) for a total of USD $475 thousand.

By the end of the financing round on January 9, 2023, the Company received notices for 390,220 rights to purchase 7,507,052 Shares of the Company. The gross immediate consideration received by the Company for the rights issued according to the shelf offering totaled USD $2,204 thousand (the issuance expenses totaled USD $52 thousand).

On January 1, 2023, 2,175,800 Series 6 warrants expired.

J.	During the year 2023, the shareholders’ meeting approved the increase of the Company’s authorized share capital by 50,000,000 Shares, and the capital increase, respectively, so that the authorized share capital of the Company after the capital increase would be USD $4.4 million, divided into 150,000,000 ordinary shares.

K.	On March 31, 2024, the Company executed a reverse share split at a ratio of 1:10, whereby every ten Shares were consolidated into one ordinary share of NIS 1 par value. The reverse split was also applied to all outstanding convertible securities as of the date of the split.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT

A.	Expense that was recognized in the financial statements

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Total expense arising from share-based payment transactions	208	149	235

B.	Share-based payment plan

On March 28, 2022, the Company’s Board of Directors adopted a new global options plan as part of the decision to evaluate the listing of the Company’s shares on the Nasdaq Capital Market. The new plan is intended for the Company’s employees, consultants, service providers, and officers (including directors) (hereinafter, the “New Plan”). The New Plan allows non-marketable options (hereinafter, the “Options”) that can be exercised for the Company’s shares to be granted at different exercise prices, as well as restricted share units. The New Plan entered into force on the day of its adoption by the Board of Directors, subject to the required submission to the tax authorities, in accordance with the law. The New Plan will expire at the end of 10 years from the aforementioned date.

C.	On March 10, 2021, the general meeting of the shareholders approved the grant of Options to the Company’s former Chief Executive Officer (the “CEO”) as part of his employment agreement, as well as to the current chairman of the Company’s Board of Directors as part of the engagement agreement, according to which 500,000 Options were granted to the Company’s CEO, each of which is exercisable into one Share. The exercise price of the Options will be as follows: 300,000 options at an exercise price of USD $0.7 (NIS 2.3), 150,000 options at an exercise price of USD $1 (NIS 3), and 50,000 options at an exercise price of USD $1.7 (NIS 5). The vesting period of the Options is three years, wherein one-third of the Options are to mature after 1 year and the remaining Options are to mature linearly over eight quarters. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The Options will be exercisable for a period of 5 years from their grant date.

The CEO’s Options’ value of USD $62 thousand was determined according to the Black-Scholes model based on the following assumptions:

100,000 options were granted to the chairman of the Board of Directors, each of which is exercisable into one Share for an exercise price of USD $0.81 (NIS 2.68). The vesting period of the Options is one year from their grant date. The Options will be exercisable for a period of five years from their grant date. The Options were granted in the equity track under section 102 under the Company’s standard conditions and in accordance with the Company’s option plan.

The chairman of the Board of Directors’ Options’ value of USD $30 thousand was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	72%
Risk-free interest rate (%)	0.3%
Share price (USD)	1.1

D.	On June 12, 2022, the shareholders’ meeting approved the grant of non-marketable options that can be exercised into Shares in a 1:1 ratio as follows: 708,000 options for the CEO, and approximately 625,000 options for the chairman of the board (the “June Options”).

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT (cont.)

The June Options will vest over a period of 36 months in equal quarterly installments at an exercise price of USD $0.7. The vesting of the June Options shall accelerate in certain cases, such as the sale of the Company, the Company’s listing on the Nasdaq Capital Market, or raising over USD $10 million in equity. The June Options’ exercise period is 10 years.

The June Options’ value of USD $381 thousand was determined according to the Black-Scholes model based on the following assumptions:

Dividend yield for the share (%)	—
Expected share price volatility (%)	65%
Risk-free interest rate (%)	3.1%
Share price (USD)	0.475

E.	On March 21, 2024, the Shareholders’ Meeting approved the grant of equity compensation to Mr. Assaf Shiloni, the Company’s CEO, comprising 139,558 restricted share units (“RSUs”) that will vest into up to 139,558 ordinary shares. The RSUs will vest into shares in 36 equal monthly installments, over a total period of 3 years, commencing on the date of approval of the grant by the Board of Directors.

The share units will vest immediately, in part or in full, in the following circumstances: Immediate vesting of 20% of the RSUs that have not yet vested in the event of a cumulative equity raise (including equity from the exercise of warrants) amounting to USD $10 million or more commencing from the date of approval of the grant by the Board of Directors; Immediate vesting of 30% of the restricted share units that have not yet vested upon listing of the Company’s shares for trading in the United States or in the event that the Company merges with a company listed on a U.S. stock exchange; and immediate vesting of all restricted share units that have not yet vested in the event of a change of control.

In 2024, expenses of USD $63 thousand were recognized with respect to the grant of these RSUs.

In light of the termination of Mr. Assaf Shiloni’s employment, 96,911 of the RSUs expired.

F.	On March 21, 2024, the Shareholders’ Meeting approved the grant of equity compensation to Mr. Ronen Twito, the Executive Chairman of the Company’s Board of Directors, comprising 209,337 RSUs that will vest into up to 209,337 ordinary shares. The RSUs will vest into shares in 36 equal monthly installments, over a total period of 3 years, commencing on the date of approval of the grant by the Board of Directors. The RSUs will vest immediately, in part or in full, in the following circumstances: Immediate vesting of 25% of the RSUs that have not yet vested in the event of a cumulative equity raise (including equity from the exercise of warrants) of USD $10 million or more commencing from the date of approval of the grant by the Board of Directors; immediate vesting of 60% of the RSUs that have not yet vested upon the listing of the Company’s shares for trading in the United States or in the event that the Company merges with a company listed on a U.S. stock exchange; and immediate vesting of all RSUs that have not yet vested in the event of a change of control.

In 2024, expenses of USD $145 thousand were recognized in respect of the grant of these RSUs.

As of December 31, 2024, 63,221RSUs had vested.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19: — SHARE-BASED PAYMENT (cont.)

G.	Movement throughout the year

Below is a table that describes the changes in the number of share options and their weighted average exercise price:

	2024			2023
	Number of Options		Weighted average exercise price	Number of Options		Weighted average exercise price
	USD					USD
Share options outstanding at the beginning of year	222,811	(*)	1.08	248,100	(*)	1.38
Share options granted during the year	348,895		0.08
Share options that expired and were forfeited during the year	(115,552)		4.06	(25,289	)(*)	4.07
Share options outstanding at end of the year	456,154		0.56	222,811	(*)	1.08
Share options exercisable at the end of the year	351,987		0.80	218,644	(*)	1.09

*	Adjusted retrospectively due to the reverse share split. See Note 18K.

The weighted average remaining contractual life of the share options as of December 31, 2024, was 2.36 years and as of December 31, 2023 was 4 years. The share options’ exercise price range as of December 31, 2024 was USD $0.08-4.11 and as of December 31, 2023 was USD $0.64-4.14.

NOTE 20: — ADDITIONAL DETAILS OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS

A.	Research and development expenses

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Wages, salaries and related expenses	905	1,250	2,513
Share-based payments	19	—	(3)
Materials	68	75	766
Office leasing and maintenance	44	72	240
Consultants and subcontractors	(134)	126	1,514
Patent registration	40	52	84
Depreciation and amortization	226	525	481
Vehicles	13	—	1
Travel abroad expenses	13	16	23
Less – Participation of IIA and others	(202)	(508)	(1,129)
	992	1,608	4,490

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20: — ADDITIONAL DETAILS OF PROFIT OR LOSS ITEMS AND OTHER COMPREHENSIVE INCOME ITEMS (cont.)

B.	Marketing expenses

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Wages, salaries and related expenses	—	56	175
Advertising and public relations	—	25	89
	—	81	264

C.	General and administrative expenses

	Year ended on December 31,
	2024	2023	2022
	USD in thousands
Wages, salaries and related expenses	131	416	679
Professional services and consultants	169	269	362
Legal fees	79	177	176
Office leasing and maintenance	(79)	22	42
Share-based payments:
employees, consultants, and directors	189	130	245
Directors’ fees	182	167	197
Vehicles expenses	7	8	13
Depreciation and amortization	187	95	96
Other general and administrative expenses	(72)	19	(10)
	793	1,303	1,800

D.	Financing expenses, net

	Year that ended on December 31,
	2024	2023	2022
	USD in thousands
Financing income
Exchange rate differences	1	—	8
Other financing income	5	36	14
	6	36	22
Financing expenses
Exchange rate differences	48	8	—
Financing expenses in respect of lease	19	82	73
Financing expenses in respect of short-term credit and bank fees	26	24	10
Revaluation of the conversion component and options related to a convertible loan and a loan from an interested party	5,044	239	200
	5,137	353	283
Financing expenses, net	5,131	317	261

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 21: — Loss per share

	Year that ended on December 31
	2024		2023		2022
	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders	Weighted number of shares	Loss attributable to the Company’s shareholders
	Thousands	USD in thousand	Thousands	USD in thousand	Thousands	USD in thousand
Number of shares and total loss	4,193	7,178	4,193	3,255	3,487	6,765
Adjustment for bonus shares and rights issue	—	—	49	—	40	—
For the purpose of calculating basic and diluted loss	4,193	7,178	4,242	3,255	3,527	6,765

The loss per share for 2023 was restated following the reverse share split and the loss per share for 2022 was restated to reflect the reverse share split and a rights offering.

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES

A.	Balances with interested and related parties:

December 31, 2024

	Interested parties	Key management personnel
	USD in thousands
Loans from an interested party	860	—
Accounts payable	—	142
Convertible loan	1,512	—
Liability in respect of conversion component and options of convertible loan	5,061	—
Total	7,433	142

December 31, 2023

	Interested parties	Key management personnel
	USD in thousands
Loans from an interested party	852	—
Accounts payable	—	200
Convertible loan	230	—
Liability in respect of conversion component and options of convertible loan	1,002	—
Total	2,084	200

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES (cont.)

B.	Transactions with interested and related parties:

Year ended December 31, 2024

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	254	130	*
General and administrative expenses	634	—
Financing expenses	—	328
	888	458

*	Estimated value of services provided to the Company by an interested party for no consideration.

Year ended December 31, 2023

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	298	130	*
General and administrative expenses	760	—
Financing expenses	—	239
	1,058	369

*	Estimated value of services provided to the Company by an interested party for no consideration.

Year ended December 31, 2022

	Key management personnel	Interested party
	USD in thousands
Research and development expenses	417	143	*
General & administrative expenses	1,247	9
Financing expenses	—	200
	1,664	352

*	Estimated value of services provided to the Company by an interested party for no consideration.

C.     Compensation and benefits to related parties and interested parties

1.	Compensation of office holders employed by the Company:

	Year ended December 31,
	2024		2023		2022
	Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD in thousands
Short-term employee benefits	4	355	4	752	6	1,234
Share-based payment	1	42	1	75	3	149
		397		827		1,383

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES (cont.)

2.	Compensation of office holders and interested parties (including directors) who are not employed by the Company:

	Year that ended December 31,
	2024		2023		2022
	Amount		Amount		Amount
	Number of people	USD in thousands	Number of people	USD in thousands	Number of people	USD in thousands
Short-term benefits*	5	325	9	176	11	219
Share-based payment	1	166	1	55	1	202
		491		231		421

*	Of this amount, benefits in respect of directors amount to approx. USD $48 thousand.

3.	The Company’s Chief Scientist, who is also an interested party, provides services to the Company for no consideration (see section b above).

4.	Regarding the issuance of shares and options to related parties and interested parties, see Notes 18 and 19.

5.	Regarding loans from interested parties, see Note 9.

6.	Regarding the loan that includes a share conversion component and an options component, see Note 15.

7.	On December 12, 2022, Prof. Revel and Mr. Ruggieri informed the Company that their voting agreement was void. In accordance with discussions held at the Board of Directors meeting on March 27, 2023, the Company does not consider Prof. Revel as its controlling shareholder as of this date, and accordingly, from that date on, the Company does not have a controlling shareholder.

8.	Agreement with Ronen Twito Executive Chairman and CEO.

On March 21, 2024, the general meeting of the Company’s shareholders approved a revised service agreement with Mr. Twito, effective from February 4, 2024, under which, in addition to his services as Executive Chairman of the board, Mr. Twito will serve as President of the Company. The terms of employment are as follows:

A.	Scope of employment — 70%. If the Company’s shares are listed for trading in the US and/or the Company merges with a Nasdaq listed Company, the scope of employment will automatically increase to 100% and the compensation will be revised accordingly.

Annual salary of NIS 600,000, (USD $165,600) which will increase to NIS 857,400 (USD $236,640) in the event that the Company’s shares are listed for trading in the United States, as described above, and an annual bonus of up to an amount equal to six months’ salary, subject to the discretion of the Board. The employment agreement also provides that either party may terminate the employment agreement with six months’ prior notice, and that Mr. Twito will be subject to 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions, reimbursement for certain expenses, as well as indemnity, exemption, and insurance provisions.

On October 22, 2024, Mr. Ronen Twito was appointed CEO of the Company concurrently with his role as Executive Chairman of the Board of Directors, which was subsequently approved on January 30, 2025 by the Company’s shareholders meeting.

In addition, the shareholders meeting approved Mr. Ronen Twito’s revised compensation terms as Executive Chairman and CEO, effective upon closing of the Merger.

In addition, the grant of 157,995 RSUs of the Company was approved with a vesting period of 24 months commencing on the date of approval by the Board of Directors.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 22: — BALANCES AND TRANSACTIONS WITH interested AND RELATED PARTIES (cont.)

B.	The revised terms of the agreement are:

Annual salary of USD $370,188 (including social benefits) which will increase to USD $413,743 upon the combined company completing an equity raise greater than USD $10 million accumulated following the Merger (a “Trigger Financing”) and a bonus, subject to the discretion of the Board. The employment agreement also provides that either party may terminate the employment agreement with nine months’ prior notice, a 3-month adaptation period, and the requirement that Mr. Twito will be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provides for standard confidentiality provisions, reimbursement for certain expenses as well as [standard] indemnity, exemption, and insurance provisions.

9.	Employment agreement with the former CEO of the Company

On February 1, 2021, Mr. Assaf Shiloni (hereinafter, “Mr. Shiloni”) began serving as CEO of the Company. Mr. Shiloni concluded his role on October 25, 2024.

Below are the main terms of such employment:

A.	Annual salary of USD $231,891 (including social benefits) and a bonus of up to 6 months’ salary, subject to the discretion of the Board. The employment agreement also provided that either party could terminate the employment agreement with six months’ prior notice, and that Mr. Shiloni would be subject to a 12-month non-competition and non-solicitation clauses. The employment agreement also provided for standard confidentiality provisions, reimbursement for certain expenses including leasing a car, as well as [standard] indemnity, exemption, and insurance provisions.

Note 23: — SUBESEQUENT Events

A.	Conditions precedent remaining for the completion of the merger transaction with NLS and the extension of the final deadline for its completion:

1.	On February 2, 2025, the Company announced that it continues to work jointly with NLS vis-a-vis various regulatory bodies (including the U.S. Securities and Exchange Commission (the “SEC”) and the Nasdaq Stock Exchange) in order to obtain all necessary approvals required for the completion of the merger transaction. In addition, NLS is taking steps to convene a meeting of its shareholders to approve the merger transaction as soon as possible.

Furthermore, in order to obtain all the aforementioned approvals, the Company and NLS agreed to extend the final date for completion of the merger transaction by 90 days, i.e. until April 30, 2025.

On February 28, NLS, together with the Company, announced that they submitted an amended F4/A1 statement to the SEC regarding the proposed merger.

2.	As of the date of approval of these financial statements, the merger transaction with NLS has received the approvals of the District Court in Lod, the TASE, and the Israel Securities Authority.

B.	Kadimastem and NLS report on a private fundraising of up to USD $3 million for NLS and the signing of a framework agreement for an investment of USD $25 million in NLS.

On March 31, 2025, the Company, along with NLS, announced an additional private fundraising round for NLS in the amount of USD $3 million at a share price of USD $1.65, reflecting a premium of 10% over the NLS share price (hereinafter, “the fundraising”), with USD $2 million of the total fundraising completed as of the date of [these financial statements], and the remaining amount of up to USD $1 million, subject to the registration of the Shares and the approval of the NLS shareholders’ meeting, as part of the actions being taken towards completion. At the same time, a framework agreement for an investment of USD $25 million in NLS was also signed.

KADIMASTEM LTD.
NOTES TO FINANCIAL STATEMENTS

Note 23: — SUBESEQUENT Events (cont.)

The purpose of the aforementioned fundraising efforts is to secure financing for the merger transaction and for post-merger working capital, as well as other general objectives.

The completion of the fundraising round and the signing of the aforementioned framework agreement for investment, along with the previous private fundraising rounds conducted by NLS in a joint effort with the Company in October 2024 and January 2025, amount to a total of approximately USD $6.7 million, as well as an additional future investment framework of USD $25 million. These represent a significant milestone in the efforts to complete the merger transaction, strengthen the equity of the Merged Company, and develop the Company’s products following the completion of the merger transaction, including the conduct of clinical trials.

C.	Conversion Notice re- Convertible Loan into Company Shares, in the Amount of USD $560,479

On April 14, 2025, the Company announced that, Mr. Julien Ruggieri, a significant shareholder in the Company, provided the Company a written notice of his decision to convert the remaining USD $500,000 principal balance of the convertible loan granted by him to the Company, excluding accrued interest of USD $60,479, into 279,952 ordinary shares of the Company, no par value and 349,940 non-listed warrants, exercisable into ordinary shares (the “Ruggieri Warrants”). The conversion was carried out in accordance with the terms of the convertible loan agreement dated November 22, 2023.

As a result of the accrued interest amounting at USD $60,479 (approximately NIS 222,867), on May 4, 2025, the Company announced that it will issue to Mr. Ruggieri 36,233 ordinary shares, no par value; and 9,960 non-listed Ruggieri Warrants, exercisable into ordinary shares. The Ruggieri Warrants shall have an exercise price equal to 110% of the conversion price (NIS 6.77) and shall be exercisable for a period of 42 months from the date of issuance.

D.	Loan agreement in the amount of NIS 1 million (USD $269 thousand), on beneficial terms, between the Company and Prof. Michel Revel

On April 23, 2025, the Company announced that on April 22, 2025, the Company’s audit committee and Board of Directors approved the Company’s entry into a loan agreement, on beneficial terms, with Prof. Michel Revel, the Company’s Chief Scientific Officer, who is also a significant shareholder and a director of the Company (the “Loan Agreement”, accordingly), in accordance with the terms as follows:

1.	Upon approval by the Company’s Board of Directors, Prof. Revel shall provide the Company with a loan in the amount of NIS 1 million (USD $269 thousand). The loan bears no interest and is not linked to any index and unsecured.

2.	The loan shall remain in effect for a period of one year, which shall automatically renew for consecutive 12-month periods, unless the parties agree to an earlier repayment in writing, at least 30 days prior to the end of the applicable term.

3.	Subject to the approval of the Company’s general meeting of shareholders, the loan shall be converted into Company shares, at the earlier of: (i) a date close to the closing date of the Company’s merger with NLS, if and when completed, at the market price as that time (calculated as the average share price of the 14 trading days prior to the conversion date); or (ii) alternatively, if the Company conducts an equity financing round in proximity to the completion of the merger, any other equity financing.